	Tekni-Plex Inc
	Ratio of Earnings to Fixed Charges

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	Three Months Ended
	Year	Year	Year	Year	Year	October 1,	September 30,
	2001	2002	2003	2004	2005	2004	2005

Net income (loss)	(26,383)	(1,373)	5,186	(46,066)	(55,232)	(9,020)	(23,220)

Interest Income	735	593	293	373	321	73	147

Interest expense	76,569	70,934	71,266	84,451	89,899	21,803	26,952

Earning before fixed
charge	50,921	70,154	76,745	38,758	34,988	12,856	3,879

Fixed charge	77,304	71,527	71,559	84,824	90,220	21,876	27,099

Ratio	0.7	1.0	1.1	0.5	0.4	0.6	0.1

Amount of fixed charge that
exceeds earnings	26,383	1,373	(5,186)	46,066	55,232	9,020	23,220